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Exhibit 99.1

                                  NEWS RELEASE

Contacts:         Joseph A. Santangelo - Chief Financial Officer
                  Orleans Homebuilders, Inc. (215) 245-7500
                  (www.orleanshomes.com)

For Immediate Release:
     Orleans Homebuilders Announces 59% Increase in Record Backlog Dollars,
               32% Increase in New Orders and 25% Increase in EPS
                  For the First Six Months of Fiscal Year 2004
                 And Reaffirms its Guidance for Fiscal Year 2004

Bensalem, Pennsylvania, February 6, 2004:

         Orleans Homebuilders, Inc. (ASE:OHB) is a residential homebuilder with operations in Pennsylvania, New Jersey, Virginia, North Carolina, South Carolina and Florida. In July 2003, the Company entered the Florida market through its acquisition of Masterpiece Homes, an established homebuilder located in Orange City, Florida.

         Financial Highlights for the Six Months Ended December 31, 2003:

                  o Fiscal year 2004 second quarter year-to-date earnings of $.90 per diluted share increased 25% compared with $.72 per diluted share for the prior year comparable period.

                  o Fiscal year 2004 second quarter year-to-date new orders increased 25% to $260,759,000 (790 homes) compared with $197,995,000 (583 homes) for the prior year comparable period.

                  o The backlog at December 31, 2003 increased 59% to $368,324,000 (1,079 homes) compared with $231,831,000
                           (650 homes) at December 31, 2002.

                  o Fiscal year 2004 second quarter year-to-date residential property revenue increased 28% to $219,864,000 (761 homes) compared with $172,228,000
                           (580 homes) for the prior year comparable period.

                  o Return on Average Shareholders' Equity was 34% for the twelve months ending December 31, 2003.

                  o The Company currently controls approximately 11,000 building lots.

         Additional recognition:

                  o For the second consecutive year Orleans Homebuilders was ranked by Forbes Magazine as one of America's Ten Best Small Companies.

                  o For the second consecutive year Orleans Homebuilders was listed by Fortune Magazine as one of Fortune's 100 Fastest Growing Companies.

                  o For the third consecutive year Masterpiece Homes won the J.D. Power & Associates award for Highest Owner Satisfaction Among new Home Builders in the Orlando Area.

         "We are pleased with our new orders, revenue and earnings growth in the first six months of fiscal year 2004. We are also pleased with our overall continued strong performance, our ability to obtain additional desirable building lots and our ability to successfully expand into new markets with a variety of products and a wide range of price points," commented Jeffrey Orleans, Chairman and CEO. "We believe that our broad range of home designs and price points allows us to capitalize on favorable economic and demographic trends within our markets. As we look forward our focus will be on continued growth and the resulting value we are creating for our shareholders."


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          The unusually rainy Spring and Summer of 2003 and the cold winter weather conditions in January 2004, increased the difficulty in starting homes and caused increased costs and delays in delivering homes. Despite these delivery delays and increased costs, the Company reaffirms its guidance for earnings per share on a diluted basis of $2.05 to $2.10 (assuming approximately
16.7 million diluted shares) for its fiscal year ended June 30, 2004 and earnings per share on a diluted basis of $2.25 to $2.30 (assuming approximately
16.7 million diluted shares) for the twelve months ended December 31, 2004.

Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated earnings per share, operating results, financial resources, pace of sales, growth and expansion. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings. For example, there can be no assurance that the current sales pace can continue in the absence of an improvement in the current general economic environment. These risks and uncertainties include local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, the availability and cost of labor and materials, and weather conditions.


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                           ORLEANS HOMEBUILDERS, INC.
                              Results of Operations
                (In thousands, except per share and unit amounts)

                                      Three Months Ended                   Six Months Ended
                                          December 31,                        December 31,
                                    2003               2002             2003               2002
                                  --------            -------         --------           --------
Total earned revenues             $122,715            $87,450         $223,150           $174,568
                                  ========            =======         ========           ========

Income from operations
  before income taxes             $ 12,296            $ 9,120         $ 24,689           $ 19,335
Income tax expense                  (4,831)            (3,467)          (9,706)            (7,348)
                                  --------            -------         --------           --------

Net income                           7,465              5,653           14,983             11,987
Preferred dividends                    (51)               (52)            (104)              (105)
                                  --------            -------         --------           --------
Net income available for
  common shareholders             $  7,414            $ 5,601         $ 14,879           $ 11,882
                                  ========            =======         ========           ========

Net earnings per share:
  Basic                           $   0.57            $  0.46         $   1.16           $   0.98
                                  ========            =======         ========           ========

  Diluted                         $   0.45            $  0.34         $   0.90           $   0.72
                                  ========            =======         ========           ========

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